SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated June 14, 2007, of Intention to Delist B Shares

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR
                        FROM AUSTRALIA, CANADA OR JAPAN

                                                                    14 June 2007

SCOTTISH POWER PLC - INTENTION TO CANCEL THE LISTING OF ITS B SHARES AND
IMPLEMENT A ROLLING REPURCHASE PROGRAMME

Scottish Power plc ("ScottishPower") announces that it intends to request the cancellation of the listing (the "Delisting") on the London Stock Exchange of all of its non-cumulative preference shares of 50 pence each (the "B Shares")
and to implement an off-market rolling share repurchase programme for all outstanding B Shares (the "B Share Rolling Repurchase Programme").

Following the acquisition by Iberdrola, S.A. ("Iberdrola") of the entire issued ordinary share capital of Scottish Power on 23 April 2007 (the "Takeover"), the
listing of ScottishPower's ordinary shares was cancelled, and the ordinary shares ceased to trade on the London Stock Exchange.

As publicly announced on 23 May 2007, Iberdrola intends to sell up to 20 per cent. of the shares in its renewable energy subsidiary, Iberdrola Energias
Renovables, through a capital increase followed by an initial public share offer
(the "IPO"). Prior to the proposed IPO and as a result of the Takeover,
Iberdrola proposes to restructure all of the renewable energy-related businesses within the ScottishPower and Iberdrola group (the "Reorganisation").

As part of the Reorganisation, ScottishPower intends to apply to the FSA for the listing of the B Shares on the FSA's Official List to be cancelled, and to the
London Stock Exchange for them to cease to be admitted to trading. The listing of the B Shares on the FSA's Official List is expected to be cancelled, and the
B Shares are expected to cease trading, with effect from the commencement of business on 12 July 2007.

ScottishPower recognises the importance to the holders of the B Shares of the ability to sell their B Shares and therefore intends to implement an off-market rolling share repurchase programme for all outstanding B Shares, whereby holders of the B Shares will be offered the opportunity to sell their B Shares back to
ScottishPower on a fortnightly basis at a price of 360 pence per B Share.
ScottishPower proposes to contact the holders of the B Shares in due course with further details regarding the B Share Rolling Repurchase Programme.

Any queries in relation to the B Shares should be directed to Lloyds TSB
Registrars on 0870 600 3999.

Enquiries
ScottishPower
Investor Relations: Charles Langan                      +44 (0) 141 566 4853
Media Relations: Colin McSeveny                         +44 (0) 141 636 4515

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 14, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary